SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 1, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders of the Company.

Security Code # CM-040

March 1, 2005

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that the Annual Meeting of Stockholders of the Company will be held on June 14, 2005 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock P.M. in Makati City, Philippines.

We enclose a copy of the resolution fixing April 15, 2005 as the record date for the determination of stockholders entitled to notice of and to vote at said Annual Meeting.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

SECRETARY’S CERTIFICATE

I, MA. LOURDES C. RAUSA-CHAN, Corporate Secretary of Philippine Long Distance Telephone Company (the “Company”) hereby certify that:

1. At a meeting of the Board of Directors of the Company held on March 1, 2005, the following resolution was passed and adopted:

“RESOLVED, that April 15, 2005 be, and said date is hereby, fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders of the Company which will be held in accordance with the Company’s By-laws in Makati City, on Tuesday, June 14, 2005 at 4:00 o’clock P.M.”

2.         The aforequoted resolution is still in full force and effect.

IN WITNESS WHEREOF, I have set my hand and affixed the seal of the Company this 1st day of March, 2005 at Makati City, Philippines.

MA. LOURDES C. RAUSA-CHAN Corporate Secretary PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

SUBSCRIBED AND SWORN to before me this _____ day of March, 2005 affiant exhibiting to me her Community Tax Certificate No. 14682048 issued on January 27, 2005 at Makati City.

Doc. No. ____

Page No. ____

Book No. ____

Series of 2005.

March 1, 2005

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17 of Securities Regulation Code (“SRC”), we are submitting herewith five (5) copies of SEC Form 17-C in connection with the Annual Meeting of Stockholders of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,200,018 As of January 31, 2005	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                   1 March 2005

Date of Report (Date of earliest event reported)

2.                   SEC Identification Number PW-55

3.                   BIR Tax Identification No. 000-488-793

4.                   PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.               Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________

In compliance with the disclosure requirements of the Securities and Exchange Commission, we advise that the Annual Meeting of Stockholders of the Company will be held on June 14, 2005 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock P.M. in Makati City, Philippines.

The Board of Directors of the Company has fixed April 15, 2005 as the record date for the determination of stockholders entitled to notice of and to vote at said Annual Meeting. The transfer books of the Company will not be closed.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 1, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: March 1, 2005